Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports First Quarter 2025 Unaudited Financial Results

Hangzhou, China – May 15, 2025 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Total net revenues were RMB1.3 billion (US$178.9 million), representing a 6.7% decrease from the same period in 2024.

o	Net revenues from learning services were RMB602.4 million (US$83.0 million), representing a 16.1% decrease from the same period in 2024.

o	Net revenues from smart devices were RMB190.5 million (US$26.3 million), representing a 5.1% increase from the same period in 2024.

o	Net revenues from online marketing services were RMB505.4 million (US$69.6 million), representing a 2.6% increase from the same period in 2024.

•	Gross margin was 47.3%, compared with 49.0% for the same period in 2024.

•	Income from operations was RMB104.0 million (US$14.3 million), representing a 247.7% increase from the same period in 2024.

•	Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders was RMB0.65 (US$0.09) and RMB0.64 (US$0.09), respectively, compared with RMB0.11 and RMB0.10 for the same period of 2024.

“In the first quarter, we significantly improved our profitability, driving operating income to a first-quarter record high of RMB104.0 million, up 247.7% year-over-year. On the product front, our upgraded AI College Admission Advisers drove over 25% year-over-year growth in gross billings for Youdao Lingshi. We also accelerated international market expansion and deepened collaboration with NetEase Group in online marketing services, strengthening the long-term growth of our advertising business. Meanwhile, AI subscription services upgraded existing applications and introduced new offerings like Youdao AI Podcast Assistant, expanding our portfolio and driving over 40% year-over-year growth in total sales,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, we will accelerate the deployment of our large language model, Confucius, across learning and advertising verticals as part of our AI-native strategy — enhancing user experience while further boosting profitability. Having achieved our first full year of operating profit in 2024, we are well-positioned to sustain this momentum and deliver stronger profit growth and full-year operating cash flow breakeven in 2025,” Dr. Zhou concluded.

First Quarter 2025 Financial Results

Net Revenues

Net revenues for the first quarter of 2025 were RMB1.3 billion (US$178.9 million), representing a 6.7% decrease from RMB1.4 billion for the same period of 2024.

Net revenues from learning services were RMB602.4 million (US$83.0 million) for the first quarter of 2025, representing a 16.1% decrease from RMB718.0 million for the same period of 2024. The year-over-year decrease was mainly because we continued to take a disciplined, strategic approach to customer acquisition, which places greater emphasis on high-ROI (return on investment) engagements. We believe despite the short-term revenue decline, this strategy has enhanced the overall resilience and operational efficiency of our business.

Net revenues from smart devices were RMB190.5 million (US$26.3 million) for the first quarter of 2025, representing a 5.1% increase from RMB181.2 million for the same period of 2024, primarily driven by the continued increase in sales of Youdao Dictionary Pen in the first quarter of 2025.

Net revenues from online marketing services were RMB505.4 million (US$69.6 million) for the first quarter of 2025, representing a 2.6% increase from RMB492.7 million for the same period of 2024.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2025 was RMB614.2 million (US$84.6 million), representing a 9.9% decrease from RMB681.5 million for the same period of 2024. Gross margin was 47.3% for the first quarter of 2025, compared with 49.0% for the same period of 2024.

Gross margin for learning services was 59.8% for the first quarter of 2025, compared with 63.1% for the same period of 2024. The decrease was mainly due to the decline in economies of scale as a result of the decreased revenues from learning services.

Gross margin for smart devices increased to 52.3% for the first quarter of 2025 from 32.6% for the same period of 2024. The improvement was mainly attributable to the higher gross margin arising from the newly launched Youdao Dictionary Pen since the second half of 2024.

Gross margin for online marketing services was 30.5% for the first quarter of 2025, compared with 34.3% for the same period of 2024. The decrease was mainly attributable to our strategic expansion of our client base for advertising services. As the collaboration with new clients remains in its nascent stage, the gross margin for these clients holds potential for future improvement.

Operating Expenses

Total operating expenses for the first quarter of 2025 were RMB510.2 million (US$70.3 million), compared with RMB651.6 million for the same period of last year.

Sales and marketing expenses for the first quarter of 2025 were RMB357.6 million (US$49.3 million), representing a decrease of 21.5% from RMB455.4 million for the same period of 2024. This decrease was attributable to the reduced marketing expenditures, as well as declined payroll related expenses in learning services and smart devices in the first quarter of 2025.

Research and development expenses for the first quarter of 2025 were RMB115.5 million (US$15.9 million), representing a decrease of 21.3% from RMB146.7 million for the same period of 2024. The decrease was primarily due to the decreased headcount for research and development employees, leading to payroll savings in the first quarter of 2025.

General and administrative expenses for the first quarter of 2025 were RMB37.1 million (US$5.1 million), representing a decrease of 25.0% from RMB49.4 million for the same period of 2024. The decrease was mainly attributable to a decrease in expected credit losses on our accounts receivables in the first quarter of 2025.

Income from Operations

As a result of the foregoing, income from operations for the first quarter of 2025 was RMB104.0 million (US$14.3 million), representing a 247.7% increase from RMB29.9 million for the same period in 2024. The margin of income from operations was 8.0%, compared with 2.1% for the same period of last year.

Net Income Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for the first quarter of 2025 was RMB76.7 million (US$10.6 million), increased over sixfold from RMB12.4 million for the same period of last year. Non-GAAP net income attributable to Youdao’s ordinary shareholders for the first quarter of 2025 was RMB81.7 million (US$11.3 million), quadrupled from RMB20.3 million for the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2025 was RMB0.65 (US$0.09) and RMB0.64 (US$0.09), respectively, compared with RMB0.11 and RMB0.10, respectively, for the same period of 2024. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.69 (US$0.10) and RMB0.68 (US$0.09), respectively, compared with RMB0.17 for the same period of 2024.

Other Information

As of March 31, 2025, Youdao’s cash, cash equivalents, current and non-current restricted cash, and short-term investments totaled RMB424.5 million (US$58.5 million), compared with RMB662.6 million as of December 31, 2024. For the first quarter of 2025, net cash used in operating activities was RMB255.5 million (US$35.2 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. To support Youdao’s future business, NetEase Group has agreed to provide financial support for ongoing operations in the next thirty-six months starting from May 2024. As of March 31, 2025, Youdao has received various forms of financial support from the NetEase Group, including, among others, RMB878.0 million in short-term loan, and US$128.5 million in long-term loans maturing on March 31, 2027 drawn from the US$300.0 million revolving loan facility.

As of March 31, 2025, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB711.2 million (US$98.0 million), compared with RMB961.0 million as of December 31, 2024.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. This amount was subsequently increased to US$40.0 million in August 2023. As of March 31, 2025, the Company had repurchased a total of approximately 7.5 million ADSs for a total consideration of approximately US$33.8 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, May 15, 2025 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, May 15, 2025). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	8344592

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until May 22, 2025:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	8344592

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is strategically positioned as an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals. Youdao now mainly offers learning services, online marketing services and smart devices – all powered by advanced technologies. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and adjustment for GAAP to non-GAAP reconciling item for the income/(loss) attributable to noncontrolling interests. Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of March 31,	As of March 31,
	2024	2025	2025
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	592,721	335,892	46,287
Restricted cash	3,567	3,027	417
Short-term investments	63,064	82,384	11,353
Accounts receivable, net	418,644	417,315	57,508
Inventories	174,741	155,651	21,449
Amounts due from NetEase Group	79,700	63,490	8,749
Prepayment and other current assets	154,331	170,439	23,487
Total current assets	1,486,768	1,228,198	169,250

Non-current assets:
Property, equipment and software, net	46,725	42,687	5,882
Operating lease right-of-use assets, net	68,494	59,042	8,136
Long-term investments	72,380	68,862	9,489
Goodwill	109,944	109,944	15,151
Other assets, net	30,084	30,475	4,201
Total non-current assets	327,627	311,010	42,859

Total assets	1,814,395	1,539,208	212,109

Liabilities and Shareholders' Deficit
Current liabilities:
Accounts payables	145,148	102,122	14,073
Payroll payable	264,520	144,894	19,967
Amounts due to NetEase Group	21,997	34,636	4,773
Contract liabilities	961,024	711,221	98,009
Taxes payable	37,603	53,064	7,312
Accrued liabilities and other payables	638,660	651,993	89,847
Short-term loan from NetEase Group	878,000	878,000	120,992
Total current liabilities	2,946,952	2,575,930	354,973

Non-current liabilities:
Long-term lease liabilities	25,566	18,828	2,595
Long-term loans from NetEase Group	913,000	926,652	127,696
Other non-current liabilities	18,189	20,129	2,773
Total non-current liabilities	956,755	965,609	133,064

Total liabilities	3,903,707	3,541,539	488,037

Shareholders' deficit:
Youdao's shareholders' deficit	(2,139,958)	(2,053,833)	(283,025)
Noncontrolling interests	50,646	51,502	7,097
Total shareholders' deficit	(2,089,312)	(2,002,331)	(275,928)

Total liabilities and shareholders’ deficit	1,814,395	1,539,208	212,109

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2567 on the last trading day of March (March 31, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	USD (1)
Net revenues:
Learning services	717,996	617,673	602,414	83,015
Smart devices	181,198	240,444	190,498	26,251
Online marketing services	492,665	481,681	505,350	69,639
Total net revenues	1,391,859	1,339,798	1,298,262	178,905

Cost of revenues (2)	(710,356)	(699,045)	(684,035)	(94,263)
Gross profit	681,503	640,753	614,227	84,642

Operating expenses:
Sales and marketing expenses (2)	(455,440)	(381,815)	(357,641)	(49,283)
Research and development expenses (2)	(146,723)	(120,694)	(115,474)	(15,913)
General and administrative expenses (2)	(49,416)	(54,068)	(37,071)	(5,109)
Total operating expenses	(651,579)	(556,577)	(510,186)	(70,305)
Income from operations	29,924	84,176	104,041	14,337

Interest income	975	970	517	71
Interest expense	(20,334)	(16,828)	(16,104)	(2,219)
Others, net	2,892	1,594	(960)	(132)
Income before tax	13,457	69,912	87,494	12,057

Income tax benefits/(expenses)	1,028	2,386	(9,895)	(1,364)
Net income	14,485	72,298	77,599	10,693
Net (income)/loss attributable to noncontrolling interests	(2,053)	10,705	(856)	(118)
Net income attributable to ordinary shareholders of the Company	12,432	83,003	76,743	10,575

Basic net income per ADS	0.11	0.71	0.65	0.09
Diluted net income per ADS	0.10	0.70	0.64	0.09

Shares used in computing basic net income per ADS	118,317,220	117,259,091	117,594,976	117,594,976
Shares used in computing diluted net income per ADS	118,928,848	118,705,233	119,504,097	119,504,097

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2567 on the last trading day of March (March 31, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	778	1,025	612	84
Sales and marketing expenses	1,136	1,069	728	100
Research and development expenses	3,503	2,402	2,352	324
General and administrative expenses	2,479	4,285	1,538	213

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	USD

Net revenues
Learning services	717,996	617,673	602,414	83,015
Smart devices	181,198	240,444	190,498	26,251
Online marketing services	492,665	481,681	505,350	69,639
Total net revenues	1,391,859	1,339,798	1,298,262	178,905

Cost of revenues
Learning services	264,759	247,059	242,111	33,364
Smart devices	122,060	134,896	90,851	12,520
Online marketing services	323,537	317,090	351,073	48,379
Total cost of revenues	710,356	699,045	684,035	94,263

Gross margin
Learning services	63.1%	60.0%	59.8%	59.8%
Smart devices	32.6%	43.9%	52.3%	52.3%
Online marketing services	34.3%	34.2%	30.5%	30.5%
Total gross margin	49.0%	47.8%	47.3%	47.3%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	USD

Net income attributable to ordinary shareholders of the Company	12,432	83,003	76,743	10,575
Add: share-based compensation	7,896	8,781	5,230	721
Less: GAAP to non-GAAP reconciling item for the income attributable to noncontrolling interests	-	-	(297)	(41)
Non-GAAP net income attributable to ordinary shareholders of the Company	20,328	91,784	81,676	11,255

Non-GAAP basic net income per ADS	0.17	0.78	0.69	0.10
Non-GAAP diluted net income per ADS	0.17	0.77	0.68	0.09

Shares used in computing non-GAAP basic net income per ADS	118,317,220	117,259,091	117,594,976	117,594,976
Shares used in computing non-GAAP diluted net income per ADS	118,928,848	118,705,233	119,504,097	119,504,097